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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 1. Security and Subject Company.

     On April 19, 1999, United Rentals, Inc. and UR Acquisition Corporation amended their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission on April 5, 1999, to provide that all references to the term "Shares" in the Schedule 14D-1 shall include the associated preferred share purchase rights issuable to holders of shares of common stock, par value $.01 per share, of Rental Service Corporation ("RSC") pursuant to the Rights Agreement, dated as of April 16, 1999, between RSC and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

Item 8. Additional Information to be Furnished.

     On April 19, 1999, RSC distributed to its Senior Vice Presidents and its Region, District and General Managers an information packet including (1) a list of employee-related questions relating to recent developments at RSC, and (2) a memorandum of "talking points" for discussion with RSC's employees and customers. Copies of the documents referred to in the preceding sentence are filed as Exhibits 38 and 39 hereto and are incorporated by reference herein.

Item 9. Material to be Filed as Exhibits.

    38  List of Employee-Related Questions.

    39 Letter from Robert M. Wilson and Douglas A. Waugaman to Senior, Region, District and General Managers, together with "Talking Points" Memorandum for discussion with Employees and Customers.


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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 1999                     Rental Service Corporation

                                                /s/ Robert M. Wilson
                                          By: _________________________________
                                          Name: Robert M. Wilson
                                          Title:Executive Vice President, Chief
                                                Financial Officer, Secretary
                                                and Treasurer